Exhibit 99.1

Realm Therapeutics plc

Realm Therapeutics Announces Company to be Acquired by ESSA Pharma
Transaction Expected to be Completed by Mid-2019

Malvern, PA May 16 2019 – Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announces today that the Company has reached agreement with ESSA Pharma Inc. (“ESSA”) (NASDAQ: EPIX; TSX-V: EPI) whereby the entire issued and outstanding share capital of Realm will be acquired by ESSA (the “Acquisition”). The Acquisition, which is subject to Realm shareholder approval, among other things, is intended to be implemented by means of a U.K. Court-sanctioned scheme of arrangement under Part 26 of the U.K. Companies Act 2006 and, assuming such sanction is granted following Realm shareholder approval, is expected to be completed by mid-2019.
Under the terms of the Acquisition, Realm Shareholders will be entitled to receive approximately 0.058 ESSA common shares for each Realm ordinary share in issue (the “Exchange Ratio”). The Exchange Ratio is derived by taking Realm’s estimated Net Cash Amount at the closing of the Acquisition (approximately US$20.5 million), plus a 5% premium, divided by the 60-day volume-weighted average price (“VWAP”) of ESSA common shares as of May 14, 2019 (US$3.19). The Exchange Ratio is subject to adjustment based on Realm’s final Net Cash Amount.

"We are very pleased to enter into this transaction with ESSA, whose lead program is a first-in-class therapy for castration-resistant prostate cancer, which represents a significant unmet need for patients,” said Alex Martin, Chief Executive Officer of Realm. “Following a comprehensive review of strategic alternatives, Realm’s board of directors concluded that the Acquisition is most likely to provide an opportunity for meaningful value creation for Realm shareholders and, as such, we have significant support from our shareholders for the transaction."
“We are truly excited by the opportunity to further advance ESSA’s aniten programs including EPI-7386 which was recently nominated as the IND candidate for the treatment of prostate cancer, and this transaction significantly advances our potential treatment for patients,” said Dr. David R. Parkinson, Chief Executive Officer of ESSA.
Acquisition Details
The Acquisition is intended to be implemented by means of a U.K. Court-sanctioned scheme of arrangement under Part 26 of the Companies Act. The Acquisition is conditional on, among other things: (i) the approval of Realm Shareholders at the Court Meeting and the passing of the resolutions by Realm Shareholders at the General Meeting; and (ii) the sanction of the Scheme by the U.K. Court. The Acquisition is not currently expected to require the approval of ESSA shareholders.

The Acquisition is expected to become Effective by mid-2019, subject to the satisfaction (or, where applicable, waiver) of the Conditions set out in Appendix I to this Announcement.
Further details of the Acquisition will be contained in the Scheme Document which is intended to be posted to Realm shareholders along with notices of the Court Meeting and General Meeting and the Forms of Proxy within 15 business days following the date of this Announcement, unless Realm and ESSA otherwise agree to a later date.
This summary should be read in conjunction with, and is subject to, the full text of this Announcement (including its Appendices).
The Acquisition will be subject to the Conditions and further terms that are set out in Appendix I, and to the full terms and conditions which will be set out in the Scheme Document. Appendix II contains the bases and sources of certain information used in this Announcement. Appendix III contains details of the irrevocable undertakings received in relation to the Acquisition. Appendix IV contains definitions of terms used in this Announcement.

About Realm Therapeutics
Realm Therapeutics has been engaged in a strategic review. The Investing Policy, which has guided the strategic review by the Directors, requires the Company to seek to invest in, partner with, acquire and/or be acquired by a company with meaningful development potential in the life sciences sector or with good overall business prospects. For more information on Realm Therapeutics, please visit www.realmtx.com.
About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA’s proprietary “aniten” compounds bind to the N-terminal domain of the androgen receptor (“AR”), inhibiting AR-driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. ESSA is currently progressing IND-enabling studies and expects to enter clinical studies with EPI-7386 in the first calendar quarter of 2020.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC (“mCRPC”), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Realm Contacts:

Alex Martin, Chief Executive Officer
Marella Thorell, Chief Financial Officer and Chief Operating Officer
Outside US:  +44 (0) 20 3727 1000
US:  +1 212 600 1902

Argot Partners                    FTI Consulting
Stephanie Marks/Claudia Styslinger        Simon Conway
+1 212 600 1902                +44 (0) 20 3727 1000

Cooley (Legal adviser to Realm)

Ed Lukins	44 207 556 4261
Josh Kaufman	1 212 479 6495
Claire Keast-Butler	44 207 556 4211

IMPORTANT NOTES
The City Code on Takeovers and Mergers
The City Code on Takeovers and Mergers does not apply to the Acquisition.
Further information
This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely by the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Scheme. INVESTORS ARE ADVISED TO READ THE SCHEME DOCUMENT, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE CAREFULLY AND IN ITS ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE ACQUISITION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the Scheme Document (when available) at the Securities and Exchange Commission’s website at www.sec.gov, or free of charge from Realm at https://www.realmtx.com or by directing a request to Realm at ir@realmtx.com. Any voting decision or response in relation to the Acquisition should be made solely on the basis of the Scheme Document.

This Announcement does not constitute a prospectus or a prospectus equivalent document.
Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or the United States or who are subject to the laws of another jurisdiction to vote their Scheme Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This Announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this Announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

The availability of the New Essa Shares under the Acquisition to Realm Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident (including affecting the ability of such Realm Shareholders to vote their Realm Shares with respect to the Scheme and the Acquisition at the Realm Shareholder Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Realm Shareholder Meetings on their behalf). Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements.

Further details in relation to overseas shareholders will be contained in the Scheme Document.

Notice to U.S. investors in Realm

The Acquisition relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under English law. An Acquisition effected by means of a scheme of arrangement is not subject to any proxy solicitation or tender offer rules under the US Securities Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules.
The New Essa Shares to be issued under the Scheme have not been registered under the US Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.
Following prospective sanction by the High Court of the Acquisition and the issuance of the New Essa Shares, such shares may be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States without registration under the US Securities Act by all non-affiliates of Realm. Affiliates of Realm or Essa must either have their shares registered for sale with the US Securities and Exchange Commission or qualify for an exemption from registration under the US Securities Act in order to resell New Essa Shares owned by them.
For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10) thereunder, Realm will advise the Court through counsel that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Realm Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.
The securities to be issued by Essa as consideration pursuant to the Acquisition should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act by persons who receive them under the scheme other than "affiliates" of Realm, and all non-affiliates may resell them following issuance without restriction under the US Securities Act. Affiliates of Realm must comply with restrictions on sale set forth in subsection (d) of Rule 145 promulgated under the US Securities Act, including no sales for the first 90 days following the Effective Date and limitations as to volume and manner of sale thereafter, unless such securities have been registered under the US Securities Act or qualify for another exemption from registration, including Regulation S, which permits such securities to be traded on the TSX-V. Affiliates of Essa following the Effective Date are subject to additional restrictions on sale of such securities, including as to volume and manner of sale, under Rule 144, unless such securities have been registered for resale under the US Securities Act or the disposition qualifies under another exemption from the US Securities Act. It may be difficult for US Realm Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Essa and Realm are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Realm Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment.
None of the securities referred to in this Announcement has been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Announcement. Any representation to the contrary is a criminal offence in the United States.
U.S. Realm Shareholders and Realm ADS Holders also should be aware that the Acquisition contemplated herein may have tax consequences to them in the United States. U.S. Realm Shareholders and Realm ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding this Acquisition.
Warning Concerning Forward-Looking Statements
All statements included in this Announcement, other than statements or characterisations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 21E of the U.S. Exchange Act, other securities laws and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Whenever the document uses words such as, without limitation, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” “predict,” “could,” “seek,” “forecast” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the Acquisition, the anticipated effectiveness of the Acquisition and the timing thereof; statements concerning future drug development plans and projected timelines for the initiation and completion of preclinical and clinical trials of Essa; the potential for the results of ongoing preclinical or clinical trials and the efficacy of the drug candidates of Essa; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the future financial performance, results of operations or sufficiency of capital resources to fund its operating requirements, and any other statements that are not statements of historical fact. These forward-looking statements are based upon Realm’s or, where relevant, Essa’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur.
Realm Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied by these forward-looking statements. Important risk factors that may cause Realm’s or Essa’s actual results to differ materially from these forward-looking statements include, but are not limited to: (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by Realm Shareholders, and the sanction of the Scheme by the Court, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on Acquisition-related issues; (5) potential litigation relating to the Acquisition; (6) unexpected costs, charges or expenses resulting from the Acquisition; (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition; (8) Essa may require substantial capital in the future to fund its operations and research and development; (9) Essa’s ability to continue to fund and successfully progress internal research and development efforts and to create effective, commercially-viable drugs; and (10) the fact that Essa’s compounds may not successfully complete pre-clinical or clinical testing, or be granted regulatory approval to be sold and marketed in the United States or elsewhere.
The information contained in Realm’s annual report for the year ending 31 December 2018 distributed to shareholders and its filings with the SEC, including in its annual report on Form 20-F for the year ended 31 December 2018, identifies other important factors that could cause actual results to differ materially from those stated in or implied by the forward-looking statements in this Announcement. Realm’s filings with the SEC are available on the SEC’s website at www.sec.gov and its annual report previously distributed to shareholders is available at www.realmtx.com. You should not place undue reliance upon forward looking statements. Except as required by law, Realm does not intend to update or change any forward looking statements as a result of new information, future events or otherwise.

RECOMMENDED ACQUISITION
OF
REALM THERAPEUTICS PLC (“REALM”)
BY
ESSA PHARMA INC. (“ESSA”)
(to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006)

1.	Introduction
Realm and Essa have announced that the boards of directors of Realm and Essa have reached agreement on the terms of a recommended acquisition whereby the entire issued share capital of Realm will be acquired by Essa. It is intended that the Acquisition will be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

2.	The Acquisition
Under the Acquisition, which is subject to the Conditions and further terms set out in Appendix I to this Announcement, Realm Shareholders on the register of members at the Scheme Record Time will be entitled to receive a fraction of a New Essa Share for every 1 Realm Share held (the “Exchange Ratio”).
The Exchange Ratio will be calculated on the basis of Realm’s Net Cash Amount as at the Effective Date which will be set out in a statement to be prepared by Realm and agreed between Realm and Essa (or, if Realm and Essa do not agree, subject to expert determination in accordance with the procedure set out in the Implementation Agreement) prior to the Court Hearing.
Subject to the provisos set out below, the number of New Essa Shares to be issued to Scheme Shareholders shall be an amount equal to 105% of Realm’s Net Cash Amount divided by US$3.189, being the volume-weighted average price of the Essa Shares on Nasdaq for the 60 trading days prior to entry into the Implementation Agreement. The Exchange Ratio shall be determined by dividing the resulting number of New Essa Shares by 116,561,917, being the number of Realm Shares currently in issue.
The calculation of the number of New Essa Shares and the Exchange Ratio is subject to the following:

•	Realm and Essa have agreed that the maximum number of New Essa Shares that can be issued as consideration pursuant to the Scheme is 7,933,301 New Essa Shares.

•
In addition, if Realm’s Net Cash Amount is less than US$19,500,000, and Essa elects to waive the condition that the Net Cash Amount will be at least US$19,500,000 on the Effective Date set out in paragraph B of Appendix I and proceed with the sanction of the Scheme, there will be no downwards adjustment and the number of New Essa Shares and the Exchange Ratio shall be calculated on the basis that the Net Cash Amount is US$19,500,000.

By way of illustration, if Realm’s Net Cash Amount is US$20,500,000 (which is the estimated Net Cash Amount) the number of New Essa Shares to be issued would be 6,749,608 and the Exchange Ratio would be 0.05791 of a New Essa Share for each 1 Realm Share subject to the Scheme. In addition:

•	The minimum number of New Essa Shares that could be issued under the Scheme would be 6,420,359 and the maximum number of New Essa Shares that could be issued under the Scheme would be 7,933,301.

•
The Exchange Ratio would be within a range of 0.055081 of a New Essa Share for every 1 Realm Share (if Realm’s Net Cash Amount is US$19,500,000 (or below US$19,500,000 and Essa elects to waive the condition set out in paragraph B of Appendix I) and 0.068061 of a New Essa Share for every 1 Realm Share if the maximum number of New Essa Shares are to be issued under the Scheme.

The final Exchange Ratio will be applied to the holding of each Realm Shareholder after the date of the Court Hearing at 6:00 p.m. on the Business Day immediately prior to the Scheme becoming Effective with the resulting number of New Essa Shares being rounded down to the nearest whole number.

3.	Background to and reasons for the Acquisition
Following the results of two clinical trials and the resulting decision to suspend further clinical development of all programmes, in September 2018 Realm announced the commencement of a process to explore strategic alternatives for Realm, which might have included, without limitation, the sale of some or substantially all of its assets, a sale of stock, a strategic merger or other business combination transaction or other transaction between Realm and a third party. Realm retained MTS Health Partners, L.P. to serve as an advisor to the Realm Board in certain aspects of the process.
On 15 February 2019, Realm announced that it had agreed to sell certain assets, which comprised its Vashe® wound care royalty stream, hypochlorous acid (“HOCl”) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of US$10 million. Realm then further announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy.
The disposal, AIM delisting and Investing Policy adoption were approved by shareholders at the general meeting held on 15 March 2019. The AIM delisting was effective on 27 March 2019 and the asset disposal completed on 28 March 2019.
The Investing Policy requires the Realm Directors to examine potential strategic opportunities. The Investing Policy, which remains the strategic focus of the Realm Directors, requires Realm to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Realm Group will consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.
As such, Realm has been undertaking a strategic review process, focused on identifying potential strategic acquisitions.
The Realm Board now considers that the Acquisition is in the best interests of the Realm Shareholders.

4.	Recommendation

For the reasons set out in this Announcement, the Realm Directors, who consulted with MTS Health Partners, L.P. as to the financial terms of the Acquisition, consider such terms to be fair and reasonable. In evaluating the financial terms of the Acquisition, the Realm Directors have taken into account publicly available information compiled by MTS Health Partners, L.P. regarding the financial position and public market valuation of Essa and the public market valuation of other companies in similar stages of development as Essa with a focus on oncology.

Accordingly, the Realm Directors believe that the terms of the Acquisition, including the terms of the Implementation Agreement, are fair and reasonable and that proceeding with the Acquisition is in the best interests of the Realm Shareholders and unanimously recommend that Realm Shareholders vote in favour of the Scheme at the Court Meeting and the Resolutions to be proposed at the General Meeting, as Charles Spicer, Alex Martin and Marella Thorell (being those Realm Directors who hold Realm Shares) have irrevocably undertaken to do in respect of their own holdings of, in aggregate, 572,045 Realm Shares (representing approximately 0.49 per cent. of the issued ordinary share capital of Realm on 15 May 2019 (being the last practicable date prior to the publication of this Announcement)).

5.	Background to and reasons for the Realm Board’s recommendation
In the course of making the determination that the Implementation Agreement, the Acquisition and the other transactions contemplated by the Implementation Agreement are fair and reasonable and are in the best interests of the Realm Shareholders, and to recommend that Realm’s Shareholders vote in favour of the Scheme at the Court Meeting and the Resolutions to be proposed at the General Meeting, the Realm Board considered numerous reasons, including the following material reasons for and benefits of the Acquisition: the availability and attractiveness of strategic alternatives, the future prospects of Essa, the views of major shareholders, the robust negotiation process, the likelihood of completion, the terms of the Implementation Agreement and the irrevocable undertakings received in respect of the Acquisition.

6.	Irrevocable undertakings
Essa has received Irrevocable Undertakings to vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings from Charles Spicer, Alex Martin and Marella Thorell, each a Realm Director, in respect of their entire beneficial holdings, amounting to 572,045 Realm Shares representing approximately 0.49 per cent. of the issued ordinary share capital of Realm on 15 May 2019 (being the last practicable date prior to the publication of this Announcement).
In addition to the irrevocable undertakings to vote or procure votes in favour of the resolution that Essa has obtained from certain Realm Directors, Essa has also received irrevocable undertakings from BVF Partners LP, OrbiMed Private Investments VI, LP, Oracle Management Limited and Sussex Trading Company Limited, each Realm Shareholders, to vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings in respect of their entire beneficial holdings, amounting to 52,418,451 Realm Shares, in aggregate, representing approximately 44.97 per cent. of the issued ordinary share capital of Realm as at 15 May 2019 (being the last practicable date prior to the publication of this Announcement).
Further details of these Irrevocable Undertakings are set out in Appendix III.

7.	Information on Essa
Essa is a public company incorporated in British Columbia, Canada and operates in the United States through its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., based in Houston, Texas. Essa is a pharmaceutical company currently in preclinical stage focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. Essa believes its clinical series of compounds can significantly expand the interval of time in which patients suffering from castration-resistant prostate cancer (“CRPC”) can benefit from hormone-based therapies. Specifically, the compounds act by disrupting the androgen receptor (“AR”) signalling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the N-terminal domain (“NTD”) of the AR. In this respect, Essa’s compounds differ from classical anti-androgens, which interfere either with androgen synthesis, or with the binding of androgens to the ligand-binding domain (“LBD”), located at the opposite end of the receptor. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription and therefore androgen-driven biology. We believe that the transcription inhibition mechanism of Essa’s preclinical series of compounds is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. Essa has been granted by the United States Adopted Names (“USAN”) Council a unique USAN stem “-aniten” to recognize this new mechanistic class. Essa refers to this series of proprietary compounds, currently in development, as the “Aniten” series. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-drive gene expression. A recently completed Phase I clinical trial of Essa’s first generation ralaniten acetate (“EPI-506”) demonstrated prostate-specific antigen (“PSA”) declines, a sign of inhibition of AR-drive biology, at higher does levels.
The British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes Essa’s initial series of compounds, which include EPI-002 and EPI-506. Essa licensed the original EPI-family of drugs from UBC and the BCCA. Essa is party to a license agreement with the BCCA and UBC dated 22 December 2010, as amended, which provides Essa with exclusive world-wide rights to the issued patents and patent applications in respect of EPI-series compounds, including the next generation Aniten compounds. Essa believes that it has developed a strong and defensive intellectual property position for multiple EPI and Aniten structural classes, with 14 active patent families, covering different structural motifs/analogues. Patent applications are pending in the United States and in contracting states to the Patent Cooperation Treaty for the Aniten next-generation NTD inhibitors, with expiry between 2037-2039.
Essa’s shares are traded on the Nasdaq Capital Market under the symbol “EPIX”, and on the TSXV under the symbol “EPI”. Essa’s principal executive offices are located at Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5 and its telephone number is +1 (778) 331-0962.
For more information about Essa, please visit www.essapharma.com.

8.	Information on Realm
Realm is a public limited company incorporated in England and Wales. Realm had been focused on the development of novel, prescription treatments for immune mediated diseases in adults and children. In 2018, the Realm Group completed two Phase 2 clinical studies. In March 2018, the Realm Group reported that its Phase 2 study of PR013, a topical ophthalmic solution for the treatment of Allergic Conjunctivitis, did not demonstrate efficacy. As a result, Realm discontinued further development of that program. In September 2018, the Realm Group announced top-line results of its Phase 2 trial of PR022 in Atopic Dermatitis which did not meet the Realm Group’s threshold for continued investment and, as such, Realm decided to discontinue all drug development programs based on its proprietary technology. Also in September 2018, the Realm Group announced the hiring of MTS Health Partners, L.P., to act as an advisor in relation to a strategic review that was initiated by the Board to explore options which include the potential sale of the Realm Group as a possible outcome.
On 15 February 2019, Realm announced that it had agreed to sell certain assets, which comprised its Vashe® wound care royalty stream, hypochlorous acid (“HOCl”) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of US$10 million. Realm then further announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy.
The disposal, AIM delisting and Investing Policy adoption were approved by shareholders at the general meeting held on 15 March 2019. The AIM delisting was effective on 27 March 2019 and the asset disposal completed on 28 March 2019.
The Investing Policy requires the Realm Directors to examine potential strategic opportunities. The Investing Policy, which remains the strategic focus of the Realm Directors, requires Realm to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Realm Group will consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.
As such, Realm has been in the midst of a strategic review process, focused on identifying potential strategic transactions.
The Realm ADSs are traded on Nasdaq under the symbol “RLM.” Realm’s principal executive offices are located at 267 Great Valley Parkway, Malvern, PA 19355, USA, and its telephone number is +1 484 321 2700.
For more information about Realm, please visit www.realmtx.com.

9.	Financing
The entirety of the Consideration payable to Scheme Shareholders will be satisfied by the issue of New Essa Shares and as such there will be no cash element.

10.	Acquisition related arrangements
Implementation Agreement

Explanatory Note Regarding the Implementation Agreement
The following is a summary of the material provisions of the Implementation Agreement, a copy of which will be available at www.realmtx.com and under Essa’s profile on www.sedar.com. This summary does not purport to be complete and may not contain all of the information about the Implementation Agreement that may be important to shareholders. You should carefully read the Implementation Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Implementation Agreement and not by this summary or any other information contained in this document.
The following summary of the Implementation Agreement is intended to provide information regarding the terms of the Implementation Agreement and is not intended to provide any factual information about Realm or modify or supplement any factual disclosures about Realm in its public reports filed with the SEC. In particular, the Implementation Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Realm. The representations and warranties contained in the Implementation Agreement were made only for purposes of that agreement and as at specific dates, were solely for the benefit of the parties to the Implementation Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. You should not rely on the representations and warranties contained in the Implementation Agreement as characterisations of the actual state of facts or condition of Realm, Essa or any of their respective subsidiaries, affiliates or businesses. In addition, information concerning the subject matter of the representations, warranties and covenants may change, which subsequent information may or may not be fully reflected in Realm’s or Essa’s respective public disclosures.
Structure of the Acquisition
The Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Companies Act 2006. The Scheme involves an application by Realm to the Court to sanction the Scheme, pursuant to which all of the Realm Scheme Shares will be transferred to Essa, in consideration for which holders of Realm Scheme Shares will receive the Consideration. The transfer of the Realm Scheme Shares to Essa, provided for in the Scheme, will result in the entire issued share capital of Realm being held by Essa.
When the Acquisition Becomes Effective
The Acquisition will become Effective once all the Conditions have been satisfied or (where applicable) waived, the Scheme has been sanctioned by the Court and a copy of the Court Order has been delivered to the Registrar of Companies.
Representations and Warranties
The Implementation Agreement contains representations and warranties of Realm, subject to certain exceptions in the Implementation Agreement and in the disclosure schedule delivered in connection with the Implementation Agreement as to, among other things: corporate existence and power; ownership of subsidiaries; corporate authority, consents and approvals relating to the execution, delivery and performance of the Implementation Agreement; capitalisation and indebtedness; SEC filings; financial statements; the absence of any changes, occurrences or developments that has had a material adverse effect with respect to Realm, the absence of certain material changes in the business of Realm since 31 December 2018; real property; compliance with laws and permits; regulatory matters; anti-corruption and bribery; tax matters; material contracts; environmental matters; insurance; employees and employee benefit plans; and privacy and data security.
The Implementation Agreement also contains broadly reciprocal representations and warranties of Essa subject to certain exceptions in the Implementation Agreement and in the disclosure schedule delivered in connection with the Implementation Agreement
Some of the representations and warranties in the Implementation Agreement are qualified by materiality qualifications or a “material adverse effect” qualification with respect to either Realm or Essa, as discussed below.
For purposes of the Implementation Agreement, a “material adverse effect” with respect to either Realm or Essa means, subject to certain exceptions described in the definition of “material adverse effect” in the Implementation Agreement, any state of facts, condition, development, circumstance, change, effect or event occurring on or after 15 May 2019 (being the date of the Implementation Agreement) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Realm or Essa (as applicable) and its subsidiaries, taken as a whole, or (ii) the ability of Realm or Essa (as applicable) to consummate the Acquisition on or before the Long Stop Date.
Conduct of Business Pending the Acquisition
The Implementation Agreement provides that, during the period from 15 May 2019, being the date of the Implementation Agreement, until the earlier of (a) the termination of the Implementation Agreement in accordance with its terms and (b) the Effective Date (the “relevant period”), except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) with the written consent of Essa (which will not be unreasonably withheld, conditioned or delayed); or (iii) as set forth in the disclosure schedule delivered in connection with the Implementation Agreement, Realm will, and will cause each of its subsidiaries to preserve intact its material assets (being its cash) and continue wind-down activities and maintain the listing of the Realm ADSs on Nasdaq (to the extent practicable and commercially reasonable).
In addition, during the relevant period, except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) with the written consent of Essa (which will not be unreasonably withheld, conditioned or delayed); or (iii) as set forth in the disclosure schedule delivered in connection with the Implementation Agreement, Realm will not, and will cause each of its subsidiaries not to, subject in each case to certain specified exceptions, among other things: authorise or pay any dividends; repurchase, redeem, issue or grant any Realm Shares or other equity interests; amend the Realm Articles; acquire any person or other business organisation; incur or guarantee any indebtedness; amend of modify its material contracts; commence any litigation; establish or adopt any benefit plan; grant or pay any termination payments or bonuses; hire any employees or contractors; enter into any collective bargaining agreement; adopt a plan or agreement of complete or partial liquidation; enter into any new line of business; sell any of its material assets; enter into any transaction with a Realm Shareholder; or make any changes in its accounting methods.
The Implementation Agreement also imposes similar restrictions on Essa’s conduct of business during the relevant period. In addition to those restrictions referred to in the paragraph above but applied in respect of Essa’s business, during this period, except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) with the written consent of Realm (which consent shall not be unreasonably withheld, conditioned or delayed); or (iii) as set forth in the disclosure schedule delivered in connection with the Implementation Agreement, Essa shall, and shall cause each of its subsidiaries to conduct their business in the ordinary course, preserve intact its material assets and business organisation and maintain its advantageous relationships with patients, material suppliers, material distributors and regulators.
For the relevant period, save in respect of certain employee share options or with the written consent of Realm (such consent not to be unreasonably withheld, conditioned or delayed) Essa is also prevented from issuing, granting or selling or otherwise disposing of any additional shares of, or other equity interests in, Essa or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities, on terms which, when taken as a whole, can reasonably be considered to be more economically favourable to the person to whom such securities are to be issued than those on which the New Essa Shares are to be issued under the Scheme.
Alternative Proposals; Non-solicitation
Except as expressly permitted by the Implementation Agreement, between 15 May 2019 and the earlier of the termination of the Implementation Agreement in accordance with its terms and the Effective Date, Realm and its subsidiaries will not, directly or indirectly, and will use their reasonable endeavours to cause their representatives not to:

•
continue, and will procure the termination of, any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an acquisition proposal (as defined below) and Realm confirmed that it has, (i) terminated access to any third party to any data room containing confidential information of Realm and (ii) requested the return or destruction of all confidential information provided to third parties prior to 15 May 2019 that have, since 1 September 2018 entered into confidentiality agreements with Realm relating to a possible acquisition proposal;

•
solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal;

•
enter into any term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement, agreement in principle or similar agreement with respect to an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal; or

•	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract.
Pursuant to the Implementation Agreement, and as used throughout this document, an “acquisition proposal” means any inquiry, proposal or offer from any person (other than Essa) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of 25% or more (based on the fair market value thereof, as reasonably determined by the Realm Board) of the assets (including share capital of Realm’s subsidiaries) of Realm and its subsidiaries, taken as a whole, or (B) shares carrying 25% or more of the aggregate voting power and economic rights of Realm or (ii) any takeover offer, exchange offer, merger, consolidation, business combination, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving Realm that, if consummated, would result in any person (or the shareholders of any person) owning, directly or indirectly, shares carrying 25% or more of the aggregate voting power and economic rights of Realm or the resulting direct or indirect parent of Realm, other than, in each case, the Acquisition.
Receipt of Competing Acquisition Proposals
If at any time after 15 May 2019 and before the earlier of the termination of the Implementation Agreement in accordance with its terms and the Effective Date, Realm or any of its subsidiaries or any of their representatives receives an unsolicited bona fide written acquisition proposal from any person, which did not result from a breach of the non-solicitation provisions of the Implementation Agreement, then after providing notice to Essa, Realm and its representatives may contact such person solely to clarify the terms and conditions thereof, and if the Realm Board determines in good faith, after consultation with its financial advisers and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined below) and the failure to take such action would be in breach of their fiduciary duties or would violate their obligations under the Companies Act, then Realm and its representatives may:

•
furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Realm and its subsidiaries to the person who has made such acquisition proposal; provided that Realm will, as promptly as practicable (and in any event within 24 hours), provide to Essa any non-public information concerning Realm and its subsidiaries that is provided to any person pursuant to this bullet point to the extent access to such information was not previously provided to Essa or its representatives; and

•
engage in or otherwise participate in discussions or negotiations with the person making such acquisition proposal for so long as Realm and its representatives reasonably believe it may lead to a superior proposal.

Pursuant to the Implementation Agreement, and as used throughout this document, a “superior proposal” means any bona fide written acquisition proposal that, if consummated, would result in a person (or the shareholders of any person) owning, directly or indirectly, (i) 80% or more of the aggregate voting power and economic rights of Realm or the resulting direct or indirect parent of Realm or (ii) all or substantially all of the assets (including share capital of Realm’s subsidiaries) of Realm and its subsidiaries, taken as a whole, (A) on terms which the Realm Board determines, in good faith, after consultation with outside counsel and its financial adviser, would result in greater value to Realm Shareholders from a financial point of view than the Acquisition, including a price per Realm Share with a value greater than 10% above the Consideration, after taking into account all of the terms and conditions of such acquisition proposal and the Implementation Agreement and (B) that is reasonably likely to be completed relative to the Acquisition, taking into account all financial, regulatory, legal, timing and other aspects of such proposal.
Changes in Realm Board Recommendation
The Realm Board has unanimously recommended that Realm Shareholders vote in favour of the Scheme and the Resolutions, which recommendation is referred to as the “Realm Board Recommendation” in the Implementation Agreement. The Implementation Agreement permits the Realm Board to change its recommendation only in certain limited circumstances, as described below.
Except as expressly permitted by the Implementation Agreement, the Realm Board may not:

•
withdraw (or modify in a manner adverse to Essa), or publicly propose to withdraw (or modify in a manner adverse to Essa), the Realm Board recommendation; or (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any acquisition proposal (any action listed in this bullet point being a “Realm adverse change recommendation”); or

•
approve, recommend or declare advisable, or propose to approve, recommend or declare advisable any contract with respect to any acquisition proposal, requiring, or reasonably expected to cause, Realm to delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an acceptable confidentiality agreement).

Notwithstanding anything to the contrary contained in the Implementation Agreement, at any time before the earlier of (i) the termination of the Implementation Agreement in accordance with its terms and (ii) the Effective Date, if Realm or any of its subsidiaries has received a bona fide written acquisition proposal, which did not result from a breach of the non-solicitation provisions of the Implementation Agreement from any person that has not been withdrawn, and after consultation with its financial advisers and outside legal counsel the Realm Board has determined, in good faith, that such acquisition proposal is a superior proposal, then:

•	the Realm Board may make a Realm adverse change recommendation, and/or

•	Realm may terminate the Implementation Agreement, and implement such superior proposal, in both cases, if and only if:

•
Realm has given Essa prior written notice of its intention to consider making a Realm adverse change recommendation or terminating the Implementation Agreement at least four Business Days prior to making any such Realm adverse change recommendation or termination, and Essa has not elected during such notice period to negotiate in good faith with respect to any revisions to the terms of the Acquisition so that the revised terms proposed by Essa are at least as favourable as the competing acquisition proposal; and

•
Realm has provided to Essa information with respect to such acquisition proposal in accordance with the terms of the Implementation Agreement; and after giving effect to the proposals made by Essa during such period, if any, after consultation with financial advisers or outside legal counsel, the Realm Board has determined, in good faith, that such acquisition proposal is a superior proposal.

Each of the above bullet points will also apply to any material amendment to any acquisition proposal or any matching acquisition proposal made by Essa and require written notice of Realm’s intention to consider making a Realm adverse change recommendation or terminating the Implementation Agreement, except that the references to four Business Days will be three Business Days.
In the event that Essa, in response to an acquisition proposal, proposes terms that are at least as favourable as the competing acquisition proposal, unless such competing party proposes a further superior proposal following Essa’s proposal, within four Business Days of Essa’s proposal, Realm will, and will procure its affiliates and representatives to, terminate all discussions with the other party.
Efforts to Complete the Acquisition
Realm and Essa have agreed that prior to the Effective Date, Realm will use all reasonable endeavours to implement the Scheme in accordance with the terms of, and the timetable set out in, the Announcement and this document, and to consult with Essa in relation to such implementation.
Subject to the terms and conditions of the Implementation Agreement, Realm and Essa have agreed that each party to the Implementation Agreement will use all reasonable endeavours to: (i) make all filings (if any) and give all notices (if any) required to be made or given by such party pursuant to any material contract in connection with the Acquisition and (ii) seek any consent required to be obtained pursuant to any material contract by such party in connection with the Acquisition; and (iii) seek to lift any restraint, injunction or other legal bar to the Acquisition brought by any third person against such party.
Essa has agreed to:

•
provide promptly to Realm all such information about itself, Essa Group and Essa Directors as may reasonably be requested by Realm for the purpose of inclusion in the Scheme Document and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of the Scheme Document; and

•
notify Realm promptly of: (i) any changes in the information disclosed in any document or announcement published by Essa in connection with the Acquisition which are material in the context of that document or announcement; and (ii) any material new information which may be relevant to a Realm Shareholder in considering the merits of the Acquisition, and agrees that any such information may be published by Realm if (a) it determines that such disclosure is necessary to ensure that all Realm Shareholders have sufficient information to consider the merits of the Acquisition and (b) Essa has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed).

Realm has agreed to, among other things:

•
prior to the General Meeting and Court Meeting, keep Essa informed of the number of proxy votes received in respect of the Resolutions to be proposed at the General Meeting and the Court Meeting and promptly provide Essa with details of any material changes to Realm’s shareholder and other statutory registers which occur prior to the Effective Date; and

•
provide, and procure that each member of the Realm Group provides, promptly to Essa and its advisers such information, documentation and access to the management, employees, facilities and assets of the Realm Group and its advisers and independent auditors as is reasonably requested by Essa for the purposes of implementing the Acquisition, post-Acquisition planning, verifying Realm’s business plan and preparing or making any filing, notification or submission with a tax authority or governmental authority in connection with the Acquisition.

Other Covenants and Agreements
The Implementation Agreement also contains additional covenants, including, among others, covenants relating to the filing of this document; Essa’s right to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings described above in the following sections of this description of the Implementation Agreement: “Conduct of Business Pending the Acquisition,” “Alternative Proposals; Non-solicitation,” “Receipt of Realm Takeover Proposals,” “Changes in Board Recommendation,” and certain other covenants included in the Implementation Agreement; the delisting and deregistration of Realm Shares and Realm ADSs, and public announcements with respect to the Acquisition.
In addition, Essa has given certain additional covenants in relation to certain securities law filings, resale registration statements, and confirmed its intention to use commercially reasonable efforts to (i) provide its shareholders with a PFIC Annual Information Statement and (ii) determine, on or before 1 March 2020, whether the Scheme qualified as a transaction described in Section 351 of the Code.
Conditions to Completion of the Acquisition
The Conditions to completion of the Acquisition are set out in Appendix I to this document. The Acquisition is conditional upon the Scheme becoming unconditional and becoming Effective, by no later than 11.59 p.m. on the Long Stop Date. The Scheme is conditional on:

•	approval of the Scheme by Scheme Shareholders at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•
the Court Meeting being held on or before the twenty-second day after the expected date of the Court Meeting as set out in the Scheme (or such later date, if any, as Essa and Realm may agree and the Court may allow);

•	approval of the Resolutions by Realm Shareholders at the General Meeting or any adjournment of that meeting;

•
the General Meeting being held on or before the twenty-second day after the expected date of the General Meeting as set out in the Scheme (or such later date, if any, as Essa and Realm may agree and the Court may allow);

•
the sanction of the Scheme by the Court (with or subject to any modification, addition or condition which Realm and Essa may agree and which the Court approves) and the delivery of a copy of the Court Order to the Registrar of Companies; and

•	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Essa and Realm may agree and the Court may allow).
In addition, Essa and Realm have agreed that the Acquisition will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived:

•	on the Effective Date, Realm having a minimum Net Cash Amount of US$19,500,000;

•
the listing of the New Essa Shares having been conditionally approved by the TSXV, subject only to standard listing conditions, (ii) the Bidder having received the Nasdaq Approval and (iii) the Essa Shares remaining listed for trading on TSXV and Nasdaq and neither exchange having provided a notice of delisting thereof or indicated an intention to delist the Essa Shares; and

•
all of the requirements of the Section 3(a)(10) Exemption, other than those that would be satisfied by the occurrence of the Court Hearing and the sanction of the Scheme at the Court Hearing, being met.

Termination
The Implementation Agreement may be terminated in the following circumstances:

•	upon agreement in writing between Essa and Realm at any time prior to the Effective Date;

•
by Realm, if the New Essa Shares (other than those issued to certain “affiliates” of Realm or Essa) are not issued free of any restrictive legends or are not freely tradeable upon issuance in the United States without restriction, including as to volume and manner of sale;

•	by Realm, in response to a superior proposal (as detailed in this section under the heading “Changes in Board Recommendation”);

•	by either Essa or Realm, by written notice to the other, if:

•
the Scheme Document is not distributed to the Realm Shareholders in accordance with the Implementation Agreement (provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such failure to distribute this document in accordance therewith);

•
an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such injunction); or

•
any Condition for the benefit of the terminating party which has not been waived (or is incapable of waiver) is (or has become) incapable of satisfaction by the Long Stop Date) provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such Condition not being waived or satisfied);

•	this Announcement is not released by 12:00pm on the next Business Day following the date of the Implementation Agreement.

•	by Essa, by written notice to Realm, if:

•	the Realm Board notifies Essa or publicly states that it no longer recommends (or intends to recommend) that the Realm Shareholders vote in favour of the Acquisition;

•	an intentional or material breach of the non-solicitation provisions of the Implementation Agreement occurs that results in an acquisition proposal;

•	following the Court Meeting or the General Meeting the Realm Board notifies Essa in writing or publicly states that Realm will not seek the sanctioning of the Scheme by the Court;

•
the Realm Board effects a Realm adverse change recommendation, (ii) the Realm Board shall have failed to include the Realm Board recommendation in this document when mailed, or (iii) the Realm Board shall have failed to reaffirm the Realm Board recommendation within 10 days after Essa so requests in writing or, if earlier, three days prior to the General Meeting (it being understood Realm will have no obligation to make such reaffirmation on more than three occasions); or

•
Realm breaches any of its representations and warranties set out in the Implementation Agreement where such breach of representation and warranty would result in a failure of the Condition set out in E(i) at Appendix I or fails to perform any covenant or obligation in the Implementation Agreement on the part of Realm if such failure would reasonably be expected to prevent Realm from consummating the transactions contemplated by the Implementation Agreement and cannot be cured by Realm by the Long Stop Date (subject to certain notice provisions);

•
by Realm, by written notice to Essa, if Essa breaches any of its representations and warranties set out in the Implementation Agreement where such breach of representation and warranty would result in a failure of the Condition set out in E(ii) at Appendix I or fails to perform any covenant or obligation in the Implementation Agreement on the part of Essa if such failure would reasonably be expected to prevent Essa from consummating the transactions contemplated by the Implementation Agreement and cannot be cured by Essa by the Long Stop Date (subject to certain notice provisions);

•	by Realm, if Essa has not obtained the consent of Silicon Valley Bank in connection with the Scheme prior to the Court Meeting;

•	by either Realm or Essa, if the Effective Date has not occurred by the Long Stop Date; and

•
by either Realm or Essa, if Essa is required to obtain shareholder approval and such shareholder approval has not been obtained by an extended long-stop date to be agreed between Realm and Essa (not to be later than 31 August 2019).

Compensatory Payments
Essa will pay Realm a compensatory payment in an amount equal to US$200,000 if the Implementation Agreement is terminated (i) by Realm, for breach of representation, warranty, covenant or obligation of Essa (on the basis set out above), (ii) by either Realm or Essa if Essa was required to obtain shareholder approval and has failed to obtain such shareholder approval (if required) by the extended Long Stop Date or (iii) by Realm if Essa was unable to obtain a consent from Silicon Valley Bank in connection with the Scheme prior to the Court Meeting.
Realm will pay Essa a compensatory payment in an amount equal to US$200,000 if the Implementation Agreement is terminated (i) by Realm in respect of a superior proposal; (ii) by either Essa or Realm where Realm Shareholders have not passed the necessary resolutions at the Court Meeting and the General Meeting; or (iii) by Essa, for breach of representation, warranty, covenant or obligation of Realm (on the basis set out above).
Limitation on Remedies
In the event of the termination of the Implementation Agreement pursuant to its terms, the Implementation Agreement will be terminated, and there shall be no other liability between Essa and Realm other than in respect of those provisions that are expressed to survive termination (including in respect of the compensatory payments referred to above).
Confidentiality agreement
Realm and Essa entered into a confidentiality agreement dated 29 January 2019, pursuant to which each party has undertaken to keep confidential information relating to the other and to the Acquisition and not to disclosure it to third parties (with certain exceptions). These confidentiality obligations will remain in force until the fifth anniversary of the date of the confidentiality agreement.

11.	Structure of the Acquisition
Scheme
It is intended that the Acquisition will be effected by a Court-sanctioned scheme of arrangement between Realm and the Scheme Shareholders under Part 26 of the Companies Act. The procedure involves, amongst other things, an application by Realm to the Court to sanction the Scheme, in consideration for which Scheme Shareholders will receive New Essa Shares on the basis described in paragraph 2 above. The purpose of the Scheme is to provide for Essa to become the owner of the whole of the issued and to be issued share capital of Realm.
Approval by Court Meeting and General Meeting
In order to become Effective, the Scheme requires the:

(a)	satisfaction (or, where applicable, waiver) of the Conditions;

(b)
approval of a majority in number of the Scheme Shareholders who vote, representing not less than 75 per cent. in value of the Scheme Shares held by those Scheme Shareholders, present and voting, either in person or by proxy, at the Court Meeting; and

(c)
approval of the requisite majorities of the votes cast, either in person or by proxy, of the resolutions necessary in order to implement the Scheme at the General Meeting (to be held directly after the Court Meeting).

Application to Court to sanction the Scheme
Once the approvals of the Realm Shareholders have been obtained at the Court Meeting and the General Meeting, and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be sanctioned by the Court at the Court Hearing.
The Scheme will become effective in accordance with its terms on delivery of the Court Order to the Registrar. Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or General Meeting, or whether they voted in favour of or against the Scheme.
Full details of the Scheme to be set out in the Scheme Document
The Scheme will be subject to the satisfaction (or, where applicable, waiver) of the Conditions and the full terms and conditions to be set out in the Scheme Document. Further details of the Scheme will be set out in the Scheme Document, including the expected timetable and the action to be taken by Scheme Shareholders.
The Scheme will be governed by the laws of England and Wales.

It is expected that the Scheme Document will be dispatched to Realm Shareholders within 15 Business Days of the date of this Announcement, unless Realm and Essa otherwise agree to a later date.
Subject to certain restrictions relating to persons resident in Restricted Jurisdictions, the Scheme Document will also be made available on Realm’s website at https://www.realmtx.com/.
At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, Essa expects the Acquisition will become Effective by mid-year 2019.
Fractional entitlements
Fractions of New Essa Shares shall not be allotted or issued to Realm Shareholders pursuant to the Scheme, and the aggregate number of New Essa Shares to which a holder of Realm Shares would be entitled pursuant to the Scheme shall be rounded down to the nearest whole number of New Essa Shares. All fractions of New Essa Shares to which Realm Shareholders would otherwise have become entitled shall be aggregated and allotted and issued to a person appointed by Essa and sold in the market as soon as practicable after the Effective Date. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale (after the deduction of all expenses and commissions incurred in connection with such sale (including any amounts in respect of value added tax)) will be distributed by Essa in due proportions to Realm Shareholders who would otherwise have been entitled to fractions of New Essa Shares. For the purposes of determining fractional entitlements, each member’s holding which is recorded in the register of members of Realm by reference to a separate designation at the Effective Date, whether in certificated or uncertificated form, shall be treated as a separate holding.

12.	De-listing and re-registration

Delisting of Realm ADSs
Prior to the Scheme becoming Effective (but after the General Meeting), a request will be made by Realm to Nasdaq to suspend trading of, and de-list, the Realm ADSs on Nasdaq, to take effect on, or shortly after, the Effective Date. As of the Effective Date, the Realm ADS facility will be terminated. Subsequently, the Realm ADSs and Realm Shares will be deregistered under the U.S. Exchange Act.
As soon as practicable after the Effective Date and after the termination of the Realm ADS facility and the cancellation of the listing and admission to trading of the Realm ADSs on Nasdaq, it is intended that Realm will be re-registered as a private limited company under the relevant provisions of the Companies Act.
Listing of Essa Shares
Application will be made to the TSXV and Nasdaq to list the New Essa Shares on the TSXV and Nasdaq. Listing of the New Essa Shares is subject to TSXV and Nasdaq approval and must be conditionally obtained (subject to standard listing conditions) prior to the closing of the Acquisition. It is expected that admission to trading will become effective and that dealings for normal settlement in the New Essa Shares will commence on the TSXV and Nasdaq at 8.00 a.m. EST on the Effective Date.
Details of how Realm Shareholders in the UK can hold, access and trade the New Essa Shares will be set out in the Scheme Document.

13.	Realm ADSs
Realm ADS Holders will not be entitled to attend the Court Meeting or General Meeting in person. Instead, Realm will instruct that the Realm Depositary delivers to Realm ADS Holders as of the Realm ADS Voting Record Time a notice of (or notices for) the Court Meeting and the General Meeting, and Realm ADS Holders as of the Realm ADS Voting Record Time will have the right to instruct the Realm Depositary how to vote the Realm Shares underlying the Realm ADSs with respect to the Acquisition, subject to and in accordance with the terms of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Realm’s contact for enquiries identified above.
Shareholders, including ADS Holders, who hold their Realm Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee in order that their Realm Shares represented by their Realm ADSs (as applicable) are represented at the Court Meeting and the General Meeting.

14.	Overseas shareholders
The availability of the Acquisition and the distribution of this Announcement to persons resident in, or citizens of, or otherwise subject to, jurisdictions outside the United Kingdom and the United States may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Realm Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.
This Announcement is not intended to and does not constitute or form part of any offer to sell or to subscribe for, or any invitation to purchase or subscribe for, or the solicitation of any offer to purchase or otherwise subscribe for, any securities. Realm Shareholders are advised to read carefully the Scheme Document and the Forms of Proxy once these have been dispatched.

15.	General
The Acquisition will be subject to the Conditions and other terms set out in this Announcement and to the full terms and conditions which will be set out in the Scheme Document. It is expected that the Scheme Document will be dispatched to Realm Shareholders as soon as practicable and, in any event, (unless otherwise agreed by Essa and Realm) within 15 Business Days following the date of this Announcement.
In deciding whether or not to vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings in respect of their Realm Shares, Realm Shareholders should rely on the information contained, and follow the procedures described, in the Scheme Document.

Details of the effect of the Acquisition on Realm ADS Holders will be set out in the Scheme Document in due course.
The Scheme Document will not be reviewed by any federal state securities commission or regulatory authority in the United States, nor will any commission or authority pass upon the accuracy or adequacy of the Scheme Document. Any representation to the contrary is unlawful and may be a criminal offence.
The Acquisition will be subject to the Conditions and further terms that are set out in Appendix I, and to the full terms and conditions which will be set out in the Scheme Document. Appendix II contains the bases and sources of certain information used in this Announcement. Appendix III contains details of the Irrevocable Undertakings received in relation to the Acquisition that are referred to in this Announcement. Appendix IV contains definitions of terms used in this Announcement. The Appendices form part of, and should be read in conjunction with, this Announcement.

16.	Documents on display
Subject to certain restrictions relating to persons resident in Restricted Jurisdictions, copies of the following documents will, by no later than the Business Day following the date of this Announcement, be made available on Realm’s website at https://www.realmtx.com/ (as applicable) until the Effective Date:

(a)	this Announcement; and

(b)	the Implementation Agreement.
Neither the contents of Realm’s website, nor the content of any other website accessible from hyperlinks on either such website, is incorporated into or forms part of, this Announcement.

APPENDIX I
CONDITIONS AND FURTHER TERMS OF THE ACQUISITION
Part A
Conditions to the Scheme and the Acquisition

The Acquisition will be governed by English law and will be subject to the exclusive jurisdiction of the English courts.
The Acquisition is conditional upon the Scheme becoming unconditional and becoming Effective, by no later than 11.59 p.m. on the Long Stop Date.
Scheme approval

A.	The Scheme will be conditional upon:

(i)

(A)
its approval by a majority in number representing not less than 75 per cent. in value of the Realm Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting; and

(B)
the Court Meeting and any separate class meeting which may be required by the Court or any adjournment of any such meeting being held on or before the twenty second day after the expected day of the Court Meeting to be set out in the Scheme Document in due course (or such later date, if any, as Essa and Realm may agree and the Court may allow);

(ii)

(A)
all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majorities at the General Meeting or at any adjournment of that meeting;

(B)
the General Meeting or any adjournment of that meeting being held on or before the twenty second day after the expected date of the General Meeting to be set in the Scheme Document in due course (or such later date, if any, as Essa and Realm may agree and the Court may allow); and

(iii)

(A)
the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Essa and Realm) and the delivery of a copy of the Court Order to the Registrar of Companies; and

(B)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Essa and Realm may agree and the Court may allow).
If any Condition referred to in paragraphs A(i) to A(iii) above is not capable of being satisfied by the date specified therein, Essa shall make an announcement as soon as practicable and, in any event, by not later than 7.00 a.m. (New York time) on the Business Day following the date so specified, stating whether Essa has invoked that Condition or, with the agreement of Realm, specified a new date by which that Condition must be satisfied.
In addition, Essa and Realm have agreed that the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived:
Net Cash Amount

B.	on the Effective Date, Realm shall have a minimum Net Cash Amount of US$19,500,000;

Essa Listings

C.

(i)	the listing of the New Essa Shares having been conditionally approved by the TSXV, subject only to standard listing conditions;

(ii)	Essa having received the Nasdaq Approval; and

(iii)	the Essa Shares remaining listed for trading on TSXV and Nasdaq and neither exchange having provided a notice of delisting thereof or indicated any intention to delist Essa Shares;

Section 3(a)(10) Exemption

D.
all of the requirements of the Section 3(a)(10) Exemption, other than those that would be satisfied by the occurrence of the Court Hearing and the sanction of the Scheme at the Court Hearing being met;

Accuracy of representations and warranties

E.

(i)
the representations and warranties set out in clause 11.1 of the Implementation Agreement shall be true and correct in all respects as at the date of the Implementation Agreement and as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as at an earlier date, in which case as at such earlier date), except (save in respect of the representation and warranty given in clause 11.1(j)(i)) where such failure(s) to be true and correct (without giving effect to any materiality or Realm Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Realm Material Adverse Effect; and

(ii)
the representations and warranties set out in clause 11.2 of the Implementation Agreement shall be true and correct in all respects as at the date of the Implementation Agreement and as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as at an earlier date, in which case as at such earlier date), except (save in respect of the representation and warranty given in clause 11.2(n)(i)) where such failure(s) to be true and correct (without giving effect to any materiality or Essa Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, an Essa Material Adverse Effect; and

Delivery of officer’s certificates

F.

(i)
Realm shall have delivered to Essa a certificate, effective as of 9.00 a.m. on the date of the Court Hearing and signed by an authorised officer of Realm, that the conditions in paragraphs B, D and E(i) have been satisfied; and

(ii)
Essa shall have delivered to Realm a certificate, effective as of 9.00 a.m. on the date of the Court Hearing and signed by an authorised officer of Essa, that the conditions in paragraphs C and E(ii) have been satisfied.

Part B
Waiver and Invocation of the Conditions
Essa reserves the right to waive, in whole or in part, Conditions A(i)(B), A(ii)(B), A(iii)(B), B, E(i) and F(i).
Realm reserves the right to waive, in whole or in part, Conditions C, D, E(ii) and F(ii).
Conditions A(i)(A), A(ii)(A) and A(iii)(A) cannot be waived.
The Acquisition is subject to the satisfaction (or waiver, if permitted) of the Conditions in Part A above, and to certain further terms set out in Part C below, and to the full terms and conditions which will be set out in the Scheme Document.
Conditions A(i), A(ii), B, E(i) and F(i) must be fulfilled, determined by Essa and Conditions C, D, E(ii) and F(ii) must be fulfilled, determined by Realm, to be or to remain satisfied or (if permitted under this Part B and capable of waiver) waived, by no later than 9.00 a.m. BST on the date of the Court Hearing, failing which the Acquisition will lapse.
Neither party shall be under any obligation to waive or treat as satisfied any of Conditions B to F (inclusive) by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Part C
Certain further terms of the Acquisition
The Acquisition will lapse if the Scheme does not become Effective by 11.59 p.m. on the Long Stop Date.
The availability of the Acquisition to persons not resident in the U.K. or U.S. may be affected by the Laws of the relevant jurisdictions. Persons who are not resident in the U.K. or U.S. should inform themselves about, and observe, any applicable requirements. Realm Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.
This Acquisition will be governed by English law and be subject to the jurisdiction of the English courts.
Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.
The Realm Shares will be acquired by Essa with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of the Announcement or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Realm Shares.
The New Essa Shares to be issued under the Scheme will be issued and allotted with full title guarantee, credited as fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of issue of the New Essa Shares or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital made on or after the Effective Date in respect of the Essa Shares and otherwise shall rank pari passu with the issued Essa Shares.
Fractions of New Essa Shares shall not be allotted or issued to Realm Shareholders pursuant to the Scheme, and the aggregate number of New Essa Shares to which a holder of Realm Shares would be entitled pursuant to the Scheme shall be rounded down to the nearest whole number of New Essa Shares. All fractions of New Essa Shares to which Realm Shareholders would otherwise have become entitled shall be aggregated and allotted and issued to a person appointed by Essa and sold in the market as soon as practicable after the Effective Date. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale (after the deduction of all expenses and commissions incurred in connection with such sale (including any amounts in respect of value added tax)) will be distributed by Essa in due proportions to Realm Shareholders who would otherwise have been entitled to fractions of New Essa Shares. For the purposes of determining fractional entitlements, each member’s holding which is recorded in the register of members of Realm by reference to a separate designation at the Effective Date, whether in certificated or uncertificated form, shall be treated as a separate holding.
The Acquisition is not being conducted, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.
The Acquisition is governed by the laws of England and Wales and is subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this Announcement. The Acquisition is subject to the applicable requirements of the Companies Act and the Court.

APPENDIX II
SOURCES OF INFORMATION AND BASES OF CALCULATION

Unless otherwise stated in this announcement:

1.	Realm’s issued ordinary share capital refers to the 116,561,917 Realm Shares in issue as at 15 May 2019 (being the latest practicable date prior to publication of this Announcement);

2.	Essa’s issued common shares refers to the 6,311,098 Essa Shares in issue as at 15 May 2019 (being the latest practicable date prior to publication of this Announcement);

4.	Closing price quoted for Realm ADS or an Essa Share refers to Nasdaq closing price;

5.	The 60 trading day volume weighted average price of an Essa Share is derived from the volume and price taken from Nasdaq’s website; and

6.	Certain figures included in this Announcement have been subject to rounding adjustments.

APPENDIX III
IRREVOCABLE UNDERTAKINGS
Essa has received irrevocable commitments from certain Realm Directors, as listed below, in respect of their own beneficial holdings of Realm Shares, representing in aggregate approximately 0.49 per cent. of the existing issued ordinary share capital of Realm. These commitments require each Realm Director to vote or procure that the registered holder votes in favour of the resolutions relating to the Acquisition at the Meetings.

Name	Shares	(%)
Charles Spicer. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	273,930	0.24
Alex Martin . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	248,115	0.21
Marella Thorell . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	50,000	0.04
Joseph William Birkett. . . . . . . . . . . . . . . . . . . . . . . . . . .	—	—
Balkrishan (Simba) Gill, PhD . . . . . . . . . . . . . . .. . . . . . .	—	—
Ivan Gergel, MD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	__	___
Sanford (Sandy) Zweifach . . . . . . . . . . . . . . . . . . . . . . . .	—	—
TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . .	572,045	0.49

Essa has also received irrevocable undertakings from BVF Partners LP, OrbiMed Private Investments VI, LP Oracle Management Limited and Sussex Trading Company Limited, each Realm Shareholders, to vote or procure votes in favour of the resolutions relating to the Scheme at the Meetings in respect of their entire beneficial holdings, amounting to 52,418,451 Realm Shares, in aggregate, representing approximately 44.97 per cent. of the issued share capital of Realm as at 15 May 2019, being the last practicable date prior to this Announcement.
The Irrevocable Undertakings given by the Realm Directors listed above will cease to be binding if:

–	this Announcement is not released by noon (B.S.T) on 20 May 2019 (unless otherwise agreed between Essa and Realm);

–	the Scheme Document is not posted within 15 Business Days following the date of this Announcement (unless otherwise agreed between Essa and Realm); or

–	the Scheme does not become effective, lapses or is withdrawn without becoming or being declared unconditional in accordance with its terms; or

–
Essa announces, with the consent of any governmental authority (if required) and before the Scheme Document is posted, that it does not intend to proceed with the Acquisition and no new, revised or replacement Scheme is announced by Essa at the same time or within 28 days thereafter; or

–	the Scheme lapses or is withdrawn or otherwise becomes incapable of becoming effective or has not become effective on or the date falling 3 months after 20 May 2019.

The Irrevocable Undertakings given by BVF Partners LP, OrbiMed Private Investments VI L.P, Oracle Management Limited and Sussex Trading Company Limited will cease to be binding if:

–	the Scheme does not become effective, lapses or is withdrawn without becoming or being declared unconditional in accordance with its terms;

–	Essa announces, with the consent of any relevant authority (if required) and before the Scheme Document is posted, that it does not intend to proceed with the Acquisition; or

–	the Scheme lapses or is withdrawn or otherwise becomes incapable of becoming effective or has not become effective on or before the date falling 3 months after 20 May 2019.

APPENDIX IV
DEFINITIONS
The following definitions apply throughout this Announcement, unless the context otherwise requires:

Acquisition
the proposed acquisition by Essa of the entire issued share capital of Realm (including all shares represented by Realm ADSs), to be implemented by means of the Scheme as described in this Announcement;

Announcement	means this announcement;

Business Day	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, Toronto and New York;

Citibank or Depositary	Citibank, N.A., as depositary bank of the Realm ADSs;

Closing Price	means the Nasdaq closing price for an Essa Share or a Realm ADS, as applicable;

Companies Act	means the Companies Act 2006;

Conditions	means the conditions to the Acquisition set out in Part A of Appendix I and to be set out in the Scheme Document;

Court	means the High Court of Justice in England and Wales;

Court Hearing	means the hearing of the Court at which Realm will seek an order sanctioning the Scheme pursuant to Part 26 of the Companies Act (including any adjournment, postponement or reconvention thereof);

Court Meeting
means the meeting or meetings of the Realm Shareholders to be convened by order of the Court pursuant to Part 26 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment approved or imposed by the Court and agreed to by Essa and Realm) including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

Court Order	means the order of the Court sanctioning the Scheme under section 899 of the Companies Act;

Effective	in the context of the Acquisition the Scheme having become effective in accordance with its terms;

Effective Date	means the date on which the Scheme becomes Effective;

Essa	;

Essa Directors	the directors of Essa as at the date of this document or, where the context so requires, the directors of Essa from time to time;

Essa Group	Essa and its subsidiary undertakings and associated undertakings;

Essa Shares	;

Exchange Ratio	means the exchange ratio of a fraction of a New Essa Share for every 1 Realm Share to be calculated in accordance with the Implementation Agreement and as set out in paragraph 2 of this Announcement;

Forms of Proxy	means the forms of proxy in connection with each of the Court Meeting and the General Meeting, which shall accompany the Scheme Document;

General Meeting
means the general meeting of Realm Shareholders (including any adjournment thereof) to be convened for the purpose of considering and, if thought fit, approving the shareholder resolutions necessary to enable Realm to implement the Acquisition, notice of which shall be contained in the Scheme Document;

Implementation Agreement	means the implementation agreement entered into on 15 May 2019 between Essa and Realm and, relating to, amongst other things, the implementation of the Acquisition;

Irrevocable Undertakings
means the irrevocable undertakings given by certain of the Realm Directors (Charles Spicer, Alex Martin and Marella Thorell) and BVF Partners LP, OrbiMed Private Investments VI, LP Oracle Management Limited and Sussex Trading Company Limited to vote or procure votes in favour of the Scheme at the Court Meeting and the resolutions to be passed at the General Meeting, as detailed in paragraph 6 and Appendix II of this Announcement;

Law
any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority;

Long Stop Date	means 31 July 2019, or such later date (if any) as Essa and Realm may agree, and the Court may allow;
Material Adverse Effect	has the meaning given to it in the Implementation Agreement;

Meetings	means the Court Meeting and the General Meeting;

Nasdaq	means the Nasdaq Stock Market;

Nasdaq Approval
means verbal or email confirmation by Nasdaq that it has completed its review of Essa’s notification of listing of the New Essa Shares in connection with the Acquisition and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares;

Net Cash Amount
means in relation to Realm, cash, cash equivalents and short term investments, plus current AMT tax receivables in relation to the 2018 U.S. federal income tax return of the Company that will result in an actual refund of cash taxes, plus pre-paid expenses (including pre-paid rent and lease deposit, as applicable) which are either refundable or which have future value to Essa following the Effective Date, less all liabilities including all of the Company’s costs incurred in relation to the Acquisition and the strategic review process, lease termination fees or a liability for future lease payments (if applicable), runoff D&O insurance premiums, annual subscription or maintenance fees for services performed prior to 30 June 2019, severance or notice payments and other employee-related termination costs all calculated in good faith on a U.S. GAAP basis and irrespective of when paid, calculated as at the Effective Date;

New Essa Shares	the Essa Shares to be issued to the Scheme Shareholders pursuant to the Acquisition, in accordance with the terms of the Scheme;

Realm
Realm Therapeutics plc, a public limited company incorporated in England and Wales with registered number 05789798 whose registered office is at Cannon Place, 78 Cannon Street, London, England, EC4N 6AF;

Realm ADSs	sponsored American Depositary Shares, each representing twenty-five (25) Realm Shares, for which Citibank is the depositary;

Realm ADS Holder	holder of Realm ADSs;

Realm Board	the board of directors of Realm at the date of this document or, where the context so requires, the board of directors of Realm from time to time;

Realm Directors	the directors of Realm as at the date of this document or, where the context so requires, the directors of Realm from time to time;

Realm Group	Realm, its subsidiaries and its subsidiary undertakings from time to time;

Realm Shareholder	means a holder of Realm Shares;

Realm Shareholder Meetings	the Court Meeting and/or the General Meeting, as the case may be;

Realm Shares	means the ordinary shares of GBP 0.10 each in the capital of Realm;

Registrar	means the Registrar of Companies in England and Wales;

Resolutions	means the shareholder resolutions necessary to enable Realm to implement the Acquisition to be proposed at the General Meeting;

Restricted Jurisdiction
means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to Realm Shareholders in that jurisdiction;

Scheme
means the proposed scheme of arrangement under Part 26 of the Companies Act between Realm and Scheme Shareholders to implement the Acquisition to be set out in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Essa and Realm;

Scheme Document	means the document to be dispatched to Realm Shareholders including the particulars required by section 897 of the Companies Act;

Scheme Record Time
means the time and date to be specified as such in the Scheme Document, expected to be 6.00 p.m. (London time) on the Business Day immediately preceding the Effective Date, or such other time as Essa and Realm may agree;

Scheme Voting Time
means the time and date to be specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6.00 p.m. (London time) on the day two days prior to the Court Meeting or any adjournment thereof (as the case may be);

Scheme Shareholders	means holders of Scheme Shares;

Scheme Shares
Realm Shares:

A. in issue at the date of the Scheme Document and which remain in issue at the Scheme Record Time;

B. issued after the date of the Scheme Document and prior to the Scheme Voting Record Time which remain in issue at the Scheme Record Time; and

C. issued at or after the Scheme Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, and in each case, which remain in issue at the Scheme Record Time, excluding, in any case, any Realm Shares held by or on behalf of Essa or Essa Group at the Scheme Record Time;

SEC	means the U.S. Securities and Exchange Commission;

Section 3(a)(10) Exemption	means the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereof;

TSXV	means the TSX Venture Exchange;

U.K. or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

U.S. or United States	means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

U.S. Exchange Act	means the U.S. Securities Exchange Act of 1934; and

U.S. Securities Act	means the U.S. Securities Act of 1933.

All references to GBP, pence, Sterling, Pounds, Pounds Sterling, p or £ are to the lawful currency of the United Kingdom. All references to USD, $, US$, U.S. dollars, United States dollars and cents are to the lawful currency of the United States of America.
All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.
All the times referred to in this Announcement are London times unless otherwise stated. References to the singular include the plural and vice versa.
All references to “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given to them in the Companies Act.

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